September 29, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER UPDATES DRILLING RESULTS FOR
SAN IGNACIO MINE PROPERTY, GUANAJUATO

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; the “Company”) is pleased to provide an update on the diamond drilling program at the Company’s wholly-owned San Ignacio Mine property in Guanajuato, Mexico. Since identifying a high degree of grade variability in the first nine holes (Company news release dated May 24, 2011), Quality Assurance (“QA”) procedures were significantly improved and holes ESI10-001 to ESI11-009 have been re-logged, and mineralized zones re-assayed using quarter core sampling. Three of these earlier holes have been twinned and a comparison of half and quartered cores from holes ESI11-010 to 014 has been completed in a study to gauge the reliability of quarter core sampling. Furthermore, holes ESI11-010 to 024 have been completed using the more stringent QA protocols. While it is clear from the additional holes drilled that there is indeed a high degree of grade variability on the San Ignacio Mine project, the QA exercise and extra drilling have provided sufficient confidence in the data for the Company to re-initiate the NI 43-101 compliant mineral resource estimate for the property, to be completed in the fourth quarter 2011.

Seven silver-gold mineralized zones have now been delineated by the 2010-2011 diamond drilling at San Ignacio, namely (from west to east) the Melladito, Intermediate, Intermediate 5, Intermediate 2, Nombre de Dios, Nombre de Dios Footwall 1 (“FW1”), and Nombre de Dios Footwall 2 (“FW2”). Select intersections are listed in the table below, and a complete table of intersections and cross-sections 600N to 900N have been posted on the Company website at www.greatpanther.com. Of primary importance are the Melladito and the three Intermediate zones with significant mineralization up to three metres in true width. Of holes ESI11-010 to ESI11-024, holes ESI11-010 to 013 tested the north end of the various structures; holes ESI11-014, 016 and 017 were twin holes; holes ESI11-015 and ESI11-018 to 021 were fill-in holes; and ESI11-022 to 024 were drilled on the southern extensions of the structures where surface mapping and sampling indicates that the mineralized zones continue in this direction. The mineralized zones have been delineated by drilling for a total strike length of 300 metres and ongoing surface and underground mapping and sampling in old workings has extended the mineralized structures at San Ignacio a further 400 metres south of the above drilling.

Twinned holes, drilled within 15 metres of the original, include ESI10-003 (twinned by ESI11-017), ESI11-007 (twinned by ESI11-016), and ESI11-009 (twinned by ESI11-014). Between holes, the Melladito vein shows quite consistent thickness and grade continuity (ESI10-003 intersected 4.15 metres grading 2.38g/t gold and 176g/t silver while twin hole ESI11-017 intersected 4.27 metres grading 1.76g/t gold and 93g/t silver). However, the Intermediate zones show high variability in thickness and grade, (Intermediate 5 vein in ESI10-003 intersected 4.25 metres grading 2.48g/t gold and 623g/t silver while twin hole ESI11-017 intersected 1.4 metres grading 0.88g/t gold and 94g/t silver). As such, further in-fill drilling is being planned for the mineralized portions of these veins.

A comparison of half core assaying and corresponding quarter core assaying for ESI11-010 to 014 has shown excellent assay correlation values. As such, holes ESI10-001 to ESI11-009 were re-logged and all intersections quarter cored and duly assayed. The master database now contains only the quarter cored assay values for ESI10-001 to ESI11-009, with the previous half core assays being removed for database consistency. In holes ESI10-001 to ESI11-009, significant zones of silver-gold were intersected where silver sulphides were observed in the core.

Presently the drill is working along a 200 metre strike length immediately south of the area drilled by the aforementioned holes. A second drill, originally planned for September, will be added to the project in the first quarter 2012 to expand the drilling further south. This second drill has instead been diverted to drill several deep holes at the Valenciana Mine at the main Guanajuato Complex, and to complete a preliminary drill program at the Company’s new Santa Rosa Project.

A further 250 metres south (on section 200N), sampling of the Melladito vein structure in the old Mina San Pablo adit returned composited assays of 2.02g/t gold and 150g/t silver (14 samples across five sections) over an average width of 2.03 metres, and along an accessible strike length of 25 metres. In addition to the original San Ignacio Mine, reconnaissance of the property has identified old mine workings, comprising seven shafts and eight adits, over most of the four kilometre strike length of the property. Detailed geological mapping, geological studies, outcrop sampling, and re-sampling of old underground workings are on-going to highlight additional priority targets along the four kilometres of prospective structures.

The San Ignacio project is located in the La Luz vein system of the Guanajuato silver-gold district. The multiple vein structures are steeply dipping and low sulphidation epithermal in nature. The tops of the mineralized intervals are approximately 80-100 metres below surface in the area presently being explored and many of the vein structures do not surface. Mineralization within the veins appears to occur in shoots but the size and orientation of these have not yet been fully delineated.

Hole ID	From (m)	To (m)	Width (m)	True Width (m)	Gold (g/t)	Silver (g/t)	ZONE

ESI10-001	137.50	138.55	1.05	0.78	2.76	258	Melladito contact fault (MCF)
ESI10-001	138.55	142.05	3.50	2.59	1.75	134	Melladito
ESI10-001	258.50	261.55	3.05	2.26	1.32	68	Intermediate 5
ESI10-001	294.80	296.05	1.25	0.93	4.39	9	Intermediate 3

ESI10-002	203.20	210.50	7.30	3.65	0.46	28	Melladito
ESI10-002	299.30	300.60	1.30	0.65	2.40	4	Intermediate 2
ESI10-002	383.65	384.20	0.55	0.28	10.8	1370	Intermediate 3

ESI10-003	147.25	151.40	4.15	2.95	2.38	176	Melladito

ESI10-003	268.55	272.80	4.25	3.02	2.48	623	Intermediate 5
ESI10-003	340.95	342.60	1.65	1.17	2.73	44	Nombre de Dios
ESI10-003	414.55	415.35	0.80	0.57	0.55	1390	Nombre de Dios FW1

ESI10-005	192.35	193.95	1.60	1.14	4.62	359	Intermediate 2
ESI10-005	237.85	241.75	3.90	2.77	2.77	86	Intermediate 5

ESI11-007	165.40	168.50	3.10	2.20	2.07	41	Melladito
ESI11-007	283.80	286.10	2.30	1.63	3.24	9	Intermediate 5
ESI11-007	293.85	295.55	1.70	1.21	2.71	205	Unnamed

ESI11-009	158.55	160.40	1.85	1.18	2.21	32	Melladito
ESI11-009	269.70	271.70	2.00	1.28	1.27	331	Intermediate 2
ESI11-009	332.60	334.45	1.85	1.31	5.07	5	Intermediate 3

ESI11-010	124.75	126.00	1.25	0.80	3.13	28	Melladito
ESI11-010	355.85	356.85	1.00	0.64	1.59	3	Nombre de Dios FW1

ESI11-011	200.70	201.25	0.55	0.35	4.70	94	Intermediate 5

ESI11-012	95.50	97.95	2.45	0.83	1.91	70	Melladito

ESI11-013	174.65	176.30	1.65	0.69	1.21	57	Melladito
ESI11-013	340.35	340.85	0.50	0.21	3.16	27	Intermediate 2
ESI11-013	408.60	409.35	0.75	0.32	5.24	77	Nombre de Dios

ESI11-014	160.45	162.80	2.35	1.50	2.14	37	Melladito
ESI11-014	349.95	350.55	0.60	0.38	2.23	6	Nombre de Dios

ESI11-015	248.60	250.60	2.00	1.60	2.89	122	Intermediate 3
ESI11-015	288.45	289.00	0.55	0.44	1.83	296	Nombre de Dios
ESI11-015	343.00	343.55	0.55	0.44	1.92	122	Nombre de Dios FW1
ESI11-015	390.70	391.20	0.50	0.40	7.10	565	Nombre de Dios FW2

ESI11-016	159.40	160.900	1.50	1.07	2.60	70	Melladito
ESI11-016	262.30	264.00	1.70	1.31	1.08	127	Unnamed

ESI11-017	141.20	145.47	4.27	3.03	1.76	93	Melladito
ESI11-017	217.80	221.30	3.50	2.49	1.04	464	Intermediate 2
ESI11-017	340.94	341.53	0.59	0.42	2.60	41	Nombre de Dios
ESI11-017	409.90	410.58	0.68	0.48	0.12	270	Nombre de Dios FW1

ESI11-018	200.10	201.00	0.90	0.45	1.08	17	Melladito
ESI11-018	309.90	310.40	0.50	0.25	2.76	5	Intermediate 2

ESI11-019	117.43	118.77	1.34	1.03	4.65	74	Melladito
ESI11-019	242.91	243.62	0.71	0.55	4.72	275	Intermediate 5
ESI11-019	431.25	431.75	0.50	0.39	13.60	192	Nombre de Dios FW2

ESI11-020	186.40	188.65	2.25	1.35	0.98	105	Melladito
ESI11-020	188.65	190.25	1.60	0.96	1.18	220	MCF
ESI11-020	278.23	280.35	2.12	1.27	2.94	9	Intermediate 2

ESI11-021	70.90	72.60	1.70	1.24	1.18	10	Melladito
ESI11-021	146.60	149.75	3.15	2.30	6.43	187	Intermediate 2

ESI11-022	114.16	114.80	0.64	0.45	1.04	65	Intermediate 2
ESI11-022	117.58	118.10	0.52	0.37	0.35	102	Unnamed
ESI11-022	178.07	180.85	2.78	1.97	1.11	93	Melladito

ESI11-023	163.00	164.60	1.60	0.80	2.25	209	Intermediate 2

ESI11-024	74.80	75.90	1.10	1.03	2.07	55	Unnamed
ESI11-024	167.50	168.08	0.58	0.29	1.02	15	Nombre de Dios

Robert F. Brown, P. Eng. and Vice President of Exploration for the Company is the Qualified Person for the Guanajuato Mine and San Ignacio Mine Project, under the meaning of NI 43-101, and has overseen all of the aforementioned work. A full QA/QC program is being followed including the regular insertion of splits, blanks, and standards into the core sampling sequence. Analysis of the drill core samples is being conducted at the Guanajuato Mine on-site laboratory, independently operated by SGS.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.